UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*
                 -------------------------------
                       PREMIER PARKS INC.
                        (Name of Issuer)

                  Common Stock, $.05 par value
                 (Title of Class of Securities)

                             886506
                         (CUSIP Number)
                --------------------------------
                        Paul A. Biddelman
                      Hanseatic Corporation
                   450 Park Avenue, Suite 2302
                    New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                 -------------------------------

                        November 10, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     2,657,071

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     2,657,071

10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     2,657,071

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.5% (see footnote 1)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Based upon an aggregate of 18,300,672 shares outstanding, as reported in the issuer's most recent Quarterly Report on Form 10-Q.

CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,657,071 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     2,657,071 (see footnote 1)

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     2,657,071 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     -----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

     14.5% (see footnote 2)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; Wolfgang Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2) Based upon an aggregate of 18,300,672 shares outstanding, as reported in the issuer's most recent Quarterly Report on Form 10-Q.

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 7 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 30, 1992, as amended by Amendment No. 1 thereto dated March 8, 1993, Amendment No. 2 thereto dated July 28, 1993, Amendment No. 3 thereto dated October 12, 1994, Amendment No. 4 thereto dated August 15, 1995, Amendment No. 5 thereto dated March 11, 1996 and Amendment No. 6 thereto dated June 4, 1996 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("the "Stockholder") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety.


Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of the common stock, $.05 par value (the "Common Stock"), of Premier Parks Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 11501 Northeast Expressway, Oklahoma City, OK 73131.


Item 2.   Identity and Background.
          -----------------------

     This statement is filed jointly, pursuant to Rule 13d-1(f)(1), by the Stockholder and by Traber, who holds in excess of a majority of the shares of capital stock of the Stockholder. The Stockholder, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship,business or residence address and principal occupation of Traber and of each executive officer and director of the Stockholder is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

     During the last five years, neither the Stockholder nor Traber, nor to the best of the knowledge of the Stockholder, any executive officer, director or controlling person of the Stockholder identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
     (a) As of December 5, 1997, the Stockholder beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 2,657,071 shares of Common Stock, constituting, to the best of the knowledge of the Stockholder, 14.5% of the issued and outstanding shares of Common Stock. The foregoing calculation is based upon an aggregate of 18,300,672 shares of Common Stock outstanding, as reported in the Corporation's most recent Quarterly Report on Form 10-Q.

     Traber holds in excess of a majority of the shares of capital stock of the Stockholder and, accordingly, may be deemed beneficially to own the securities of the Corporation held by the Stockholder. As disclosed by such persons to the Stockholder, none of the executive officers or directors of the Stockholder set forth on Annex 1 to the Amended Statement on Schedule 13D beneficially own any shares of the Common Stock.

     (b) All of the shares stated above as beneficially owned by the Stockholder are held by the Stockholder with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. All securities of the Corporation that may be deemed to be beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with the Stockholder.

     (c) Effective November 10, 1997, the Stockholder ceased to exercise discretion with respect to customer accounts for which an aggregate of 349,590 shares of Common Stock were held.

     (d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,588,695 shares of Common Stock, constituting approximately 14.1% of the outstanding Common Stock, is held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder. Certain additional clients of the Stockholder who provided funds for the acquisition by the Stockholder of its investment in the Corporation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the remaining shares of Common Stock beneficially owned by the Stockholder. No such client's interest in such dividends or proceeds relates to more than five percent of the outstanding Common Stock.

     (e)  Not applicable.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)

                            SIGNATURE
                            ---------
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1997            HANSEATIC CORPORATION



                                   By s/Paul A. Biddelman
                                     -----------------------------
                                     Paul A. Biddelman


Dated: December 5, 1997            s/Wolfgang Traber
                                   -------------------------------
                                   Wolfgang Traber

                                                       Annex 1
                                                       Principal
Name and                                               Occupation,
Business or                            Relationship    Employer and
Residence                              to Hanseatic    Address of
  Address                Citizenship   Corporation       Employer
---------                -----------   ------------    --------------
Gustav zu                Germany        Director       Managing Director
  Salm-Horstmar                                        DHW Limited
DHW Limited                                            Brettenham House
Brettenham House                                       5 Lancaster Place
5 Lancaster Place                                      London, WC2E 7EN
London, WC2E 7EN                                       England
England

Constantin R. Boden      United States   Director      Principal
Boden Partners LLC                                     Boden Partners LLC
450 Park Avenue                                        450 Park Avenue
New York, NY  10022                                    New York, NY  10022

Paul A. Biddelman        United States  President      President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Benjamin Schliemann      Germany        Vice President Vice President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Mary Burkett             United States  Treasurer      Treasurer
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY  10022                                    New York, NY  10022

/TABLE

                                 EXHIBIT A

     Pursuant to Rule 13d-1(f)(l)(iii) promulgated by the Securities and Exchange Commission, the undersigned agree that the statement to which this
Exhibit is attached is filed on their behalf and in the capacities set out herein below.

Dated: December 5, 1997            HANSEATIC CORPORATION


                                   By s/Paul A. Biddelman
                                     ----------------------------
                                     Paul A. Biddelman


Dated: December 5, 1997            s/Wolfgang Traber
                                   ------------------------------
                                   Wolfgang Traber